BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 7, 2010	OUR FILE NUMBER
144,688-032
VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg	WRITER’S DIRECT DIAL
Ms. Sasha Parikh	(415) 984-8793
Mr. Gus Rodriquez	WRITER’S E-MAIL ADDRESS
Karen Ubell, Esq.	bchristensen@omm.com
Jennifer Riegel, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cell Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2009
File No. 1-12465

Ladies and Gentlemen:

On behalf of Cell Therapeutics, Inc., a Washington corporation (the “Company”), set forth below are the Company’s responses to the comment letter dated September 27, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K as filed with the Commission on February 26, 2010 (the “Form 10-K”).

For your convenience, the Company has reproduced below the comments from the Staff in bold, in each case followed by the Company’s corresponding response. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Form 10-K. In the draft disclosure for the Company’s next Quarterly Report on Form 10-Q (the “Form 10-Q”) requested by the Staff, all references to “we,” “us,” “our,” and “CTI” refer to the Company.

The Company responds to the Comment Letter as follows:

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 2

Form l0-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration, Licensing and Milestone Arrangements, page 13

1. We have reviewed your response to prior comment 3 and reissue our comment in part. Please provide us with draft disclosure for your next Form l0-Q of the material terms of your agreements with PG-TXL Company and Novartis International Pharmaceutical, including all the terms requested in prior comment three. We note that both agreements provide for payments of royalties at a particular rate dependent upon the net product sales and that in both agreements the royalty rates were granted confidential treatment. While confidential treatment for certain information may have been granted in the past, under the confidential treatment rule we have the authority to reconsider our action in the future. Please note that we often grant confidential treatment for the specific royalty percentage but require that a royalty range be disclosed as a material term of the agreement. Accordingly, please include in your draft disclosure for your next Form 10-Q, a range within ten percent of the royalty rates payable under each agreement, for example “single digits,” “high-teens,” “mid-twenties,” etc.

Agreement with PG-TXL Company. The Company respectfully advises the Staff that the Company will include the following draft disclosure in the Form 10-Q regarding the material terms of the License Agreement, dated as of November 13, 1998, between the Company and PG-TXL Company, L.P. (“PG-TXL”) (which was filed with the Commission on March 31, 1999 as Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998), as amended by Amendment No. 1 to the License Agreement, dated as of February 1, 2006 (collectively, the “PG-TXL Agreement”), between the Company and PG-TXL (which was filed with the Commission on February 7, 2006 as Exhibit 10.1 to the Company’s Current Report on Form 8-K):

“We have an agreement with PG-TXL, or the PG-TXL Agreement, which grants us an exclusive worldwide license for the rights to OPAXIO and to all potential uses of PG-TXL’s polymer technology. Pursuant to the PG-TXL Agreement, we acquired the rights to research, develop, manufacture, market and sell anti-cancer drugs developed using this polymer technology. Pursuant to the PG-TXL Agreement, we are obligated to make payments to PG-TXL upon the achievement of certain development and regulatory milestones of up to $14.4 million. The timing of the remaining milestone payments under the PG-TXL Agreement is based on trial commencements and completions for compounds protected by PG-TXL license rights, and regulatory and marketing approval of those compounds by the U.S. Food and Drug Administration and the European Medicines Agency. Additionally, we are required to make royalty payments to PG-TXL based on net sales. Our royalty payments range from low-single digits to mid-single digits as a percentage of net sales. Unless otherwise terminated, the term of the PG-TXL Agreement continues until no royalties are payable to PG-TXL. We may terminate the PG-TXL Agreement (i) upon advance written notice to PG-TXL in the event issues

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 3

regarding the safety of the products licensed pursuant to the PG-TXL Agreement arise during development or clinical data obtained reveal a materially adverse tolerability profile for the licensed product in humans or (ii) for any reason upon advance written notice. In addition, either party may terminate the PG-TXL Agreement (a) upon advance written notice in the event certain license fee payments are not made; (b) in the event of an uncured material breach of the respective material obligations and conditions of the PG-TXL Agreement; or (c) in the event of liquidation or bankruptcy of a party.”

Agreement with Novartis International Pharmaceutical. The Company respectfully advises the Staff that the Company will include the following draft disclosure in the Form 10-Q regarding the material terms of the License and Co-Development Agreement, dated September 15, 2006 (the “Novartis Agreement”), by and among the Company, Cell Therapeutics Europe S.r.l. and Novartis International Pharmaceutical Ltd. (“Novartis”), which was filed with the Commission on September 18, 2006 as Exhibit 10.1 to the Company’s Current Report on Form 8-K):

“In September 2006, we entered into an exclusive worldwide licensing agreement with Novartis, or the Novartis Agreement, for the development and commercialization of OPAXIO. Total product and registration milestones to us for OPAXIO under the Novartis Agreement could reach up to $270 million. Royalty payments to us for OPAXIO are based on worldwide OPAXIO net sales volumes and range from the low-twenties to mid-twenties as a percentage of net sales.

Pursuant to the Novartis Agreement, we are responsible for the development costs of OPAXIO and have control over development of OPAXIO unless and until Novartis exercises its development rights, or the Development Rights. In the event that Novartis exercises its Development Rights, then from and after the date of such exercise, or the Novartis Development Commencement Date, Novartis will be solely responsible for the development of OPAXIO. Prior to the Novartis Development Commencement Date, we are solely responsible for all costs associated with the development of OPAXIO, but will be reimbursed by Novartis for certain costs after the Novartis Development Commencement Date. After the Novartis Development Commencement Date, Novartis will be responsible for costs associated with the development of OPAXIO, subject to certain limitations; however, we are also responsible for reimbursing Novartis for certain costs pursuant to the Novartis Agreement.

The Novartis Agreement also provides Novartis with an option to develop and commercialize pixantrone based on agreed terms. If Novartis exercises its option on pixantrone under certain conditions and we are able to negotiate and sign a definitive license agreement with Novartis, Novartis would be required to pay us a $7.5 million license fee, up to $104 million in registration and sales related milestones and a royalty on pixantrone worldwide net sales. Royalty payments to us for pixantrone are based on worldwide pixantrone net sales volumes and range from the low-double digits to the low-thirties as a percentage of net sales.

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 4

Royalties for OPAXIO are based on worldwide sales volumes of OPAXIO and royalties for pixantrone are based on sales volumes in the U.S. and sales volumes in other countries. Royalties for OPAXIO and pixantrone are payable from the first commercial sale of a product until the later of the expiration of the last to expire valid claim of the licensor or the occurrence of other certain events, or the Royalty Term. Unless otherwise terminated, the term of the Novartis Agreement continues on a product-by-product and country-by-country basis until the expiration of the last-to-expire Royalty Term with respect to a product in such certain country. In the event Novartis does not exercise its Development Rights until the earlier to occur of (i) the expiration of 30 days following receipt by Novartis of the product approval information package pursuant to the Novartis Agreement or (ii) Novartis’ determination, in its sole discretion, to terminate the Development Rights exercise period by written notice to us (events (i) and (ii) collectively being referred to as the “Development Rights Exercise Period”), the Novartis Agreement will automatically terminate upon expiration of the Development Rights Exercise Period. In the event of an uncured material breach of the Novartis Agreement, the non-breaching party may terminate the Novartis Agreement. Either party may terminate the Novartis Agreement without notice upon the bankruptcy of the other party. In addition, Novartis may terminate the Novartis Agreement without cause at any time (a) in its entirety within 30 days written notice prior to the exercise by Novartis of its Development Rights or (b) on a product-by-product or country-by-country basis on 180 days written notice after the exercise by Novartis of its Development Rights. If we experience a change of control that involves certain major pharmaceutical companies, Novartis may terminate the Novartis Agreement by written notice within a certain period of time to us or our successor entity.

As of September 30, 2010, we have not received any milestone payments and we will not receive any milestone payments unless Novartis elects to exercise its option to participate in the development and commercialization of pixantrone or exercise its Development Rights for OPAXIO.”

Research and Preclinical Development, page 13

2. We acknowledge your response to our comment 4 and have the following additional comments.

•

Regarding the second, third and fifth bullet points, please revise to provide disclosure similar to that noted in your response to these bullet points. Regarding the second and third bullet points, to the extent that information is not estimable, revise to disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

For the Staff’s ease of reference, the second, third and fifth bullet points referred to in the Staff’s comment above are as follows:

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 5

•	the nature, timing and estimated costs of the efforts necessary to complete the project;

•	the anticipated completion dates; and

•	the period in which material net cash inflows from significant projects are expected to commence.

The Company respectfully advises the Staff that it will provide the following draft disclosure in the Form 10-Q regarding the research and preclinical development of the Company’s compounds to address the bullet points set forth above:

“Pixantrone. Pixantrone is an aza-anthracenedione that has distinct structural and physiochemical properties that make its anti-tumor unique in this class of agents. The novel pharmacologic differences between pixantrone and the other agents in the class, may allow re-introduction of anthracycline-like potency in the treatment of patients who are otherwise at their lifetime recommended doxorubicin exposure. We are unable to provide the nature, timing, and estimated costs of the efforts necessary to complete the development of pixantrone because, among other reasons, we cannot predict with any certainty the pace of enrollment of our clinical trials and our clinical trial for pixantrone has not commenced. Even after a clinical trial is enrolled, preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval and advancement of this compound through the development process. For these reasons, among others, we cannot estimate the date on which clinical development of pixantrone will be completed or when we will be able to begin commercializing pixantrone to generate material net cash inflows.

OPAXIO. OPAXIO™ (paclitaxel poliglumex, CT-2103) is our novel biologically enhanced chemotherapeutic agent that links paclitaxel to a biodegradable polyglutamate polymer, resulting in a new chemical entity. We are currently focusing our development of OPAXIO on ovarian and esophageal cancer. We are unable to provide the nature, timing, and estimated costs of the efforts necessary to complete the development of OPAXIO because, among other reasons, a third party is conducting the key clinical trial of OPAXIO and even after a clinical trial has been enrolled, preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval and advancement of this compound through the development process. For these reasons, among others, we cannot estimate the date on which clinical development of OPAXIO will be completed or when we will be able to begin commercializing OPAXIO to generate material net cash inflows.

Bisplatinates (CT-3610). Cisplatin is a platinum-based chemotherapy drug used to treat a wide variety of cancers. We are developing new analogues of the dinuclear-platinum complex, or CT-3610, that is more potent than cisplatin. CT-3610 is endowed with a unique mechanism of action, active in preclinical studies on a large panel of tumor models, sensitive and refractory to cisplatin, and has a safety profile comparable to that of

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 6

cisplatin. The novel bisplatinum analogues are rationally designed and synthesized to have improved biopharmaceutical properties that reduce the intrinsic reactivity of the molecule and that demonstrate preclinical anti-tumor efficacy in solid tumor models. We are unable to provide the nature, timing, and estimated costs of the efforts necessary to complete the development of CT-3610 because, among other reasons, a third party is conducting the preclinical trial for CT-3610, no clinical trial design for CT-3610 has been developed yet and even after a clinical trial is enrolled, preclinical and clinical data can be interpreted in different ways, which could delay, limit or preclude regulatory approval and advancement of this compound through the development process. For these reasons, among others, we cannot estimate the date on which clinical development of CT-3610 will be completed or when we will be able to begin commercializing CT-3610 to generate material net cash inflows.

Research and development is essential to our business. We spent $30.2 million, $51.6 million and $72.0 million in 2009, 2008 and 2007, respectively, on company-sponsored research and development activities.”

•

Regarding the fourth bullet point, please revise to provide disclosure to cross reference to disclosure provided elsewhere in the document regarding the risk and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

The Company respectfully advises the Staff that it will include the following draft disclosure in the Form 10-Q:

“The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely are discussed in more detail in the following risk factors, which begin on page [—] of this Form 10-Q: ‘Our financial condition may be adversely affected if third parties default in the performance of contractual obligations.’; ‘We may be delayed, limited or precluded from obtaining regulatory approval of OPAXIO given that our three STELLAR phase III clinical trials for the treatment of non-small cell lung cancer did not meet their primary endpoints and we withdrew our Marketing Authorization Application from the EMEA for first-line treatment of patients with advanced non-small lung cancer to refocus our resources on approval of OPAXIO for other indications.’; ‘We are subject to extensive government regulation.’; ‘Even if our drug candidates are successful in clinical trials, we may not be able to successfully commercialize them.’; ‘If we do not successfully develop our product candidates into marketable products, we may be unable to generate significant revenue or become profitable.’; and ‘We may take longer to complete our clinical trials than we expect, or we may not be able to complete them at all.’”

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 7

Patents and Proprietary Rights, page 14

3. Please confirm that you will disclose the information included in your response to prior comment 5 in your next Form l0-K.

The Company respectfully advises the Staff that the Company will include the following draft disclosure in the Company’s next Annual Report on Form 10-K regarding the Company’s patents:

“Patents for the individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The OPAXIO-directed patents will expire on various dates ranging from 2017 through 2018. The pixantrone-directed patents will expire in 2014.

The Company has licensed intellectual property rights for brostallicin. The brostallicin-directed patents will expire on various dates ranging from 2017 to 2023.

The patent expiration ranges given above are only for U.S.-issued patents, and do not account for potential extensions that may be available in certain countries. For example, certain of the pixatrone-directed patents may be subject to possible patent-term extensions that could provide extensions until as long as 2019 in the U.S. and 2021 in Europe.”

Manufacturing, page 14

4. We have reviewed your response to prior comment 6 and reissue our comment in part. Please provide us with draft disclosure for your next Form 10-Q of the material terms of your agreement with NerPharMa, including the exclusivity and termination provisions.

Agreement with NerPharMa, S.r.l. The Company respectfully advises the Staff that the Company will include the following draft disclosure in the Form 10-Q regarding the material terms of the Drug Product Manufacturing Supply Agreement, dated July 13, 2010 (the “NerPharMa Agreement”), by and between NerPharMa, S.r.l. (“NerPharMa”) and the Company, which was filed with the Commission on August 6, 2010 as Exhibit 10.6 to the Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2010:

“We signed a manufacturing supply agreement, or the NerPharMa Agreement, with NerPharMa, S.r.l., or NerPharMa (a pharmaceutical manufacturing company belonging to Nerviano Medical Sciences, S.r.l., in Nerviano, Italy), for our drug candidate pixantrone. The NerPharMa Agreement is a five year non-exclusive agreement and provides for both the commercial and clinical supply of pixantrone. The NerPharMa Agreement commenced on July 9, 2010 and expires on the fifth anniversary date of the first government approval obtained either in the United States or Europe. The NerPharMa Agreement may be terminated for an uncured material breach, insolvency or the filing of

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 8

bankruptcy, or by mutual agreement. We may also terminate the NerPharma Agreement (i) upon prior written notice in the event of failure of three or more of seven consecutive lots of product or (ii) in the event NerPharMa is acquired or a substantial portion of NerPharMa’s assets related to the NerPharMa Agreement are sold to another entity.”

Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Value Added Tax Receivable, page 75

5. We acknowledge your response to prior comment seven. Please provide us your analysis that supports your assertion that the liability regarding the Italian Tax Authority assessments of $8.5 million based on audit of your VAT tax returns for the years 2003 and 2005 is reasonably possible rather than probable. In this regard, support your counsels’ basis for advising you that the company would likely prevail on its appeals. Please refer to ASC 450-20-50.

The Company respectfully advises the Staff that the Company has hired Italian legal counsel regarding the Italian Tax Authority (“ITA”) assessments based on audit of the Company’s Value Added Tax (“VAT”) returns for the years of 2003 and 2005 (the “2003 and 2005 VAT Assessments”). The Company’s Italian counsel advised that the Company would likely prevail on its arguments against the 2003 and 2005 VAT Assessments. The Company’s management concluded that the liability was “reasonably possible” rather than “probable” and that the Company would likely prevail on its appeals based on the following reasons as advised by the Company’s Italian legal counsel:

Procedural Arguments. The Company’s Italian counsel contends that the VAT audit conducted by the ITA was perfunctory. The invoices subject to the VAT audit were based on highly technical scientific documents, which would have required an explanation by the Company to address the ITA auditors’ concerns regarding whether VAT should apply. However, the ITA auditors refused to meet with the Company despite the Company having offered to explain and discuss the technical nature of the documents. In addition, the ITA auditors only spent eight days auditing the years in question.

Substantive Arguments. The Company engaged an Italian expert in oncology to review the documents pertaining to the 2003 and 2005 VAT Assessments. The expert received her Doctor of Medicine (M.D.) degree from the University of Milan and also obtained a post-doctoral degree in pharmacological research at the Mario Negri Institute in Milan, Italy. The expert has also worked as Chief of the Investigational Drug Branch of the National Center Institute in Bethesda, Maryland, U.S.A. Since 1998, the expert has been a director of an academic research organization coordinating a network of scientist and clinicians of international reputation dedicated to anticancer drug development in Italy. The expert’s report concluded that the type of services provided by the Company was consultancy as defined by the VAT regulations and is accordingly not subject to value added tax.

Mr. Jim B. Rosenberg, et al., October 7, 2010 - Page 9

Based on the reasons above, the Company’s management concluded that liability was “reasonably possible” rather than “probable.” Under ASC 450-20-50, disclosure of the contingency shall be made if there is at least a “reasonable possibility” that a loss may have been incurred and an accrual should not be made for a loss contingency because the liability is not “probable.” The Company will continue to review and assess its liability and determine whether or not the Company needs to accrue amounts for the 2003 and 2005 VAT Assessments prior to each periodic report filed with the Commission by the Company and update the disclosure as appropriate.

*****

The Company understands that the Staff may have additional comments after receiving this letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters with respect to this letter or the Form 10-K, please do not hesitate to contact me by telephone at (415) 984-8793 or by email at bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	James A. Bianco, M.D.
Mr. Louis A. Bianco
Rick Skow, Esq.